June 7, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jan Woo, Legal Branch Chief
Kathleen Krebs, Special Counsel
David Edgar, Senior Staff Accountant
Kathleen Collins, Accountant Branch Chief

Re:	Zeta Global Holdings Corp.
Registration Statement on Form S-1
Filed June 7, 2021
Registration No. 333-255499

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 9, 2021, at 4:00 P.M., (Eastern time), or as soon thereafter as practicable, or at such later time as Zeta Global Holdings Corp., (the “Company”) or its counsel may request via telephone call to the staff. Please contact Joel Trotter of Latham & Watkins LLP, counsel to the Company, at (202) 637-2165 or in his absence, Marc Jaffe at (212) 906-1281, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Zeta Global Holdings Corp.

By:	/s/ Christopher Greiner
Christopher Greiner
Chief Financial Officer

cc:	Steven B. Vine, Zeta Global Holdings Corp.
David A. Steinberg, Zeta Global Holdings Corp.
Marc D. Jaffe, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Zeta Global Holdings Corp. Acceleration Request]